Att
12/9/2003

50 12/9/03

SECURITI[illegible] 03041687 [illegible]SION

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RECD S.E.C.
DEC 9 2003
[illegible]

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 38098 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/02 (MM/DD/YY) AND ENDING 10/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARLINGTON SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 MARINE LANE
(No. and Street)

| ST. LOUIS, | MO | 63146-2236 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT E. HILLARD 314-878-1954
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHENS & CO. CPA's LLC
(Name – *if individual, state last, first, middle name*)

| 910 S. FLORISSANT ROAD | FERGUSON | MO | 63135 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

8/21

## OATH OR AFFIRMATION

I, ROBERT E. HILLARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARLINGTON SECURITIES, INC., as of OCTOBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETTY A. HILLARD
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My commission expires 7-28-07

[Signature]
Signature

PRESIDENT
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Stephens & Co. CPA's, LLC

**Certified Public Accountants**
**910 S. Florissant Road**
**Ferguson, MO 63135**

## Independent Auditor's Report



November 21, 2003

Board of Directors
Arlington Securities, Inc.
140 Marine Lane
St. Louis, Missouri 63146-2236

We have audited the accompanying Statement of Financial Condition of Arlington Securities, Inc., as of October 31, 2003, and the related Statements of Operations, Changes in Shareholder's Equity, Changes in Liabilities Subordinated to Claims of General Creditors and Cash Flows for the year then ended. These Financial Statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Arlington Securities, Inc., at October 31, 2003, and the results of its operations and cash flow for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic Financial Statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic Financial Statements, but is supplementary information required by rule 17a-5 for the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic Financial Statements and, in our opinion, is fairly stated in all material respects in relation to the basic Financial Statements taken as whole.

Stephens & Co. CPA's, LLC

Stephens & Co. CPA's, LLC

**Arlington Securities Inc.**

**Statement of Financial Condition**

**October 31, 2003**

## ASSETS

| | |
|---|---|
| Cash in Bank | $ 78,525 |
| Receivable from Brokers and Dealers | 35,019 |
| Prepaid Expenses | 14,972 |
| Market Value of Investments (See Note 1) | 93,788 |
| Deferred Income Tax Benefit (See Note 2) | 246 |
| Total Assets | $222,550 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| Payable to Brokers | 45,781 |
| Accrued Compensation | 41,438 |
| Income Taxes Payable | 168 |
| Other Payables and Accrued Expenses | 6,181 |
| Total Liabilities | $ 93,568 |
| Shareholder's Equity | |
| Capital Stock (See Note 3) | 23,850 |
| Retained Earnings | 105,132 |
| Total Shareholder's Equity | 128,982 |
| Total Liabilities and Shareholder's Equity | $222,550 |

See Notes to Financial Statements

## Arlington Securities Inc.

## Statement of Operations

## Year Ended October 31, 2003

| | |
|---|---|
| Revenues: | |
| Mutual Fund and Variable Contract Commissions | $ 952,044 |
| Stock and Bond Commissions | 30,439 |
| Investment Advisory Fees | 33,297 |
| Investment Income (Loss) | 30,332 |
| Other Revenue | 0 |
| | 1,046,112 |
| Expenses: | |
| Commissions to Independent Contractors | 531,630 |
| Officer Compensation and Benefits | 300,669 |
| Employee Compensation and Benefits | 61,247 |
| Errors and Omissions Insurance | 36,799 |
| Fidelity Bond | 3,115 |
| Clearing Expense (See Note 5) | 14,159 |
| Office Supplies and Equipment | 13,335 |
| Office Rental (See Note 4) | 17,388 |
| Regulatory Fees and Expenses | 11,143 |
| Postage | 3,936 |
| Advertising and Promotion | 9,200 |
| Telephone | 2,945 |
| Subscriptions | 2,226 |
| Professional Fees | 2,400 |
| Other Operating Expenses | 8,685 |
| | 1,018,877 |
| Income Before Income Taxes | 27,235 |
| Income Tax (See Note 2) | 6,811 |
| Net Income (Loss) | $ 20,424 |

See Notes to Financial Statements

## Arlington Securities Inc.

## Statement of Changes in Shareholder's Equity

## Year Ended October 31, 2003

| | Capital Stock | Retained Earnings | Total Equity |
|---|---|---|---|
| Balances at November 1, 2002 | $23,850 | $ 84,708 | $108,558 |
| Net Income | -- | 20,424 | 20,424 |
| Balances at October 31, 2003 | $23,850 | $105,132 | $128,982 |

See Notes to Financial Statements

## Arlington Securities Inc.

## Statement of Changes in Liabilities Subordinated to Claims of General Creditors

## Year Ended October 31, 2003

| | |
|---|---|
| Subordinated liabilities at November 1, 2002 | $ 0 |
| Increases (decreases) | 0 |
| Subordinated liabilities at October 31, 2003 | $ 0 |

See Notes to Financial Statements

## Arlington Securities Inc.

## Statement of Cash Flows

## Year Ended October 31, 2003

| | |
|---|---|
| Operating Activities | |
| Net Income | $ 20,424 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Net Realized and Unrealized income from investments | (38,289) |
| Decrease (increase) in assets: | |
| Receivable from Brokers and Dealers | (14,272) |
| Prepaid Expenses | (3,223) |
| Deferred Income Tax Benefit | 6,811 |
| Increase (decrease) in liabilities: | |
| Payable to Brokers | (41,532) |
| Accrued Compensation | 16,631 |
| Income Taxes Payable | (4,397) |
| Other Payables and Accrued Expenses | 1,267 |
| Net Cash Provided (used) in Operating Activities | (56,580) |
| | |
| Investing Activities | |
| Purchase of Investments | 500,047 |
| Sale of Investments | 556,017 |
| Net cash from (used in) investing activities | 55,970 |
| | |
| Net increase (decrease) in cash | (610) |
| Cash at beginning of year: November 1, 2002 | 79,135 |
| | |
| Cash at end of year: October 31, 2003 | $ 78,525 |

See Notes to Financial Statements

## Arlington Securities Inc.

## Notes to Financial Statements

## Year Ended October 31, 2003

Note 1 - **Investments:**

All investments are considered trading investments and are recorded as market value of investments on the Balance Sheet. Interest, dividends, realized and unrealized gains and losses are included as investment income (loss) on the Income Statement.

Note 2 - **Income Taxes:**

For the year ended October 31, 2003 Arlington Securities realized capital losses of $4,990 which are not deductible, from prior or current year tax returns. Accumulated capital losses to carry forward for tax purposes as of October 31, 2003 total $28,219. The Deferred Tax Benefit on the Balance Sheet recognizes the future value of tax reduction from the carry forward of capital losses to offset capital gains in future years.

Note 3 - **Capital Stock:**

The authorized, issued, and outstanding shares of capital stock at October 31, 2003, consists of Common stock, par value $1; authorized 50,000 shares; issued and outstanding 23,850 shares.

Note 4 - **Office Rental:**

Arlington Securities, Inc., has a lease for office space which is owned by the sole shareholder of the company. The lease expires on September 30, 2004. The current monthly rent is $1,537.00.

Note 5 - **Agreements with Clearing Organizations:**

Arlington Securities has a fully disclosed clearing agreement with LaSalle Street Securities, Inc. The clearing agreement requires compliance with various terms by both parties.

Note 6 - **Net Capital Requirements:**

Arlington Securities is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2003, Arlington Securities had net capital of $81,117 which was $73,883 in excess of its required net capital of $7,234.

See Notes to Financial Statements

Note 7 - **Securities Investor Protection Corporation:**

Arlington Securities is a member of the Securities Investor Protection Corporation and has filed all assessment forms as required. The general assessment of $150 was paid January 20, 2003 for the period ending December 31, 2003.

Note 8 - **Pension Plan**

The company adopted a defined benefit pension plan effective 11/1/01 and contributed $80,000 for the fiscal year ended October 31, 2003. The present value of accrued benefits exceeds plan assets by $145,006 at October 31, 2003 as a result of projecting benefits for past service at the time the plan was adopted. This benefit is expected to be funded, and expensed, as contributions are made to the plan, and the investments grow in value, over the next several years.

## Arlington Securities Inc.

## Schedule I
## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

## As of October 31, 2003

| | |
|---|---|
| NET CAPITAL | |
| Total shareholder's equity | $128,982 |
| Deduct shareholder's equity not allowable for net capital | 0 |
| Total shareholder's equity qualified for net capital | 128,982 |
| Additions | 0 |
| Total Capital | 128,982 |
| Deductions and/or changes | |
| Total Non-allowable assets | 18,851 |
| Net capital before haircuts on securities positions | 110,131 |
| Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)] | 14,068 |
| Net Capital | $ 96,063 |
| AGGREGATE INDEBTEDNESS | |
| Items included in Statement of Financial Condition | |
| Payable to brokers and dealers | |
| Other accounts payables and accrued expenses | $ 96,568 |
| Less adjustment | 0 |
| Total aggregate indebtedness | $ 93,568 |

See Notes to Financial Statements

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Net capital required | $ 6,237 |
| Excess net capital | $89,826 |
| Excess net capital at 1000% | $86,706 |
| Percentage of Aggregate indebtedness to net capital | 97% |

RECONCILIATION WITH CORPORATION'S COMPUTATION
(included in Part II of Form X-17A-5 as of October 31, 2003)

| | |
|---|---|
| Net capital, as reported in Corporation's Part II (Unaudited) FOCUS report | $96,063 |
| Net capital per above | $96,063 |

See Notes to Financial Statements

## Arlington Securities Inc.

## Schedule II
## Exemptive Provision Under Rule 15c3-3 of the Securities and Exchange Commission

## As of October 31, 2003

No customer accounts are carried by Arlington Securities. All customer transactions were introduced to National Financial Services (NFSC) through LaSalle Street Securities, Inc., on a fully disclosed basis.

| | |
|---|---|
| Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission | Not Applicable |
| Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission | Not Applicable |
| Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts | Not Applicable |

See Notes to Financial Statements

***Stephens & Co., CPAs, LLC***
***Certified Public Accountants***
***910 S. Florissant Road***
***Ferguson, MO 63135***

November 21, 2003

Board of Directors
Arlington Securities, Inc.
140 Marine Lane
St. Louis, Missouri 63146-2236

In planning and performing our audit of the Financial Statements of Arlington Securities, Incorporated, for the year ended October 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the Financial Statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Arlington Securities, Inc., that we considered relevant to the objective stated in Rule 15a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Corporation, (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparing of Financial Statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of the risk that errors or irregularities in amounts that would be material in relation to the Financial Statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at October 31, 2003, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

Stephens & Co, CPA's, LLC

Stephens & Co., CPA's, LLC
Certified Public Accountants

***Stephens & Co., CPAs, LLC***
***Certified Public Accountants***
***910 S. Florissant Road***
***Ferguson, MO 63135***

November 21, 2003

Board of Directors
Arlington Securities, Inc.
140 Marine Lane
St. Louis, Missouri 63146-2236

In planning and performing our audit of the Financial Statements of Arlington Securities, Incorporated, for the year ended October 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the Financial Statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Arlington Securities, Inc., that we considered relevant to the objective stated in Rule 15a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Corporation, (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparing of Financial Statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.